- VICTORIA INDUSTRIES, INC. -
                          551 Fifth Avenue, Suite 2020
                               New York, NY 10017
                              Phone: +1-212-9730063
                               Fax: +1-212-9730070


                                                                 August 16, 2006

Brian Bhandari
Staff Accountant
Securities and Exchange Commission
Sent via fax:

Your File No: 000-31683

RE: SECURITIES AND EXCHANGE COMMISSION COMMENT LETTER DATED JUNE 28, 2006
-------------------------------------------------------------------------

Dear Mr. Bhandari,

We are writing in response to your comment letter dated June 28, 2006. Certain issues raised in your letter have been included in our amended 10-KSB/A-2 filing. Below we set forth our responses to the issues addressed in your letter.

1.   Audit Report. Noted. We have amended the 10-KSB accordingly.

2.   Revenue Recognition.

EITF 99-19 sets forth the following tests to be performed in order to determine whether the Registrant should report the revenues on a gross or the net basis:

   (i)    The Registrant acts as principal in the transaction.
   (ii) The Registrant takes title to the product and this is not contingent on any other event and there is no recourse to the Seller.
   (iii) The Registrant has all risks and rewards of ownership, as the Registrant's title as there is no recourse to the Seller in the event of loss, damage or returns

Specifically, we feel that the Registrant's reporting of its revenues on a gross basis in FY2005 was completely justified as the following tests are satisfied:

(i) THE COMPANY IS A PRIMARY OBLIGOR IN THE ARRANGEMENT - The Registrant's 10-KSB has the following wording "In order to minimize the transportation costs and loading/unloading operations, goods may be shipped directly to our customers on our behalf. As a rule, separate contracts are signed for every shipment "

The above arrangement is similar to a bonded warehouse whereby the goods are released to a buyer or a buyer's carrier only upon the seller's instructions. The Registrant remains the only party responsible for the fulfillment, including the acceptability of the lumber. The Registrant does not have any recourse to the Seller for any reason whatsoever.

(ii) THE COMPANY HAS GENERAL INVENTORY RISK (BEFORE CUSTOMER ORDER IS PLACED OR UPON CUSTOMER RETURN). In accordance with the Registrant's standard sales agreement, the Registrant takes title to the goods upon delivery. Depending upon the order book at the time of delivery, the Registrant may ship the goods to customers shortly after receipt or hold the goods in inventory until a customer order is received.

The lumber harvesting business is highly seasonal peaking during November - March period. On the other hand, the lumber sales are more evenly spread during the year. As a result, the Registrant tends to accumulate larger inventory balances during April - October period and hold significantly smaller inventory balances during the high season. For example, the Registrant carried approximately $154,000 of inventory as at June 30th, 2005 and approximately $262,000 of inventory as at September 30th, 2005. By contrast, the Registrant carried almost no inventory as at December 31, 2005 and approximately $48,000 of inventory as at March 31, 2006.

While the Registrant holds title to the goods, the Registrant is fully exposed to all business risks such as the market risk (price risk), risk of the loss of product, risk of product return, credit risk and other risks commonly associated with the ownership of the goods.

(iii) THE COMPANY CHANGES THE PRODUCT OR PERFORMS PART OF THE SERVICE. The Registrant's nature of business is based on the following key factors: i) identifying quality suppliers; ii) securing steady supplies of the product; iii) identifying reliable and credit worthy customers; and iv) arranging a delivery in a timely and reliable fasion.

The Registrant operates as a trader rather than as a producer, processor or a manufacturer. And the Registrant's mode of operations does not involve changes to the product.

(iv) THE COMPANY HAS DISCRETION IN SUPPLIER SELECTION. During 2005, the Registrant had the following main suppliers:

Stroitransservice         $ 2,028,951
Tekhkomservice              1,266,264
Exintra                       723,336
Sibcomvest                    135,950

                          -----------
Total Cost of Goods Sold  $ 4,154,501

The Registrant is responsible for the selection of suppliers based on their reputation, terms offered and other relevant factors.

(v) THE COMPANY IS INVOLVED IN THE DETERMINATION OF PRODUCT AND SERVICE SPECIFICATIONS.

The Registrant identifies forestry products that are currently in demand on the Russian and the Chinese markets. Depending upon the supply/demand situation in its target markets, the Registrant determines the nature, type, characteristics and specifications of the product range.

(vi) THE COMPANY HAS PHYSICAL INVENTORY LOSS RISK (AFTER CUSTOMER ORDER OR DURING SHIPPING).

The Registrant typically sells its goods on DAF (Delivered At Frontier) and FCA (Free Carrier) delivery terms in accordance with Incoterms 2000. Under these terms the Registrant bears all inventory loss risks until the goods are delivered and accepted by the customer. The Registrant's exposure to the above risks is not affected by whether the goods are shipped from the supplier's or the Registrant's warehouse.

(vii) THE COMPANY HAS CREDIT RISK.

The Registrant is fully responsible for the collection of the receivables and, therefore, has a full credit risk exposure to its customers. Additionally, the Registrant from time to time makes prepayments to its suppliers, and therefore, bears certain credit risk exposure to its suppliers. Finally, the Registrant has no recourse to its suppliers if the receivable is not collected from its customers.

Note 19. Risk Management Policies
---------------------------------

3. EXINTRA IS BOTH A CUSTOMER AND A SUPPLIER. During 2005 the Registrant and Exintra (also referred to as "Eksintra" in the Russian transcription) were involved in business transactions of the following nature:

     - SUPPLIER. The Registrant has been purchasing lumber from Exintra since 2004. During this time Exintra has proven itself to be a dependable supplier of quality lumber. Exintra has a presence in Tomsk region of the Russian Federation from where the Registrant sources a significant proportion of its lumber purchasing. During 2005 the Registrant's purchases from Exintra amounted to $723,336.

     - CUSTOMER. During 2005, the Registrant from time to time sold lumber to Exintra when the latter offered favorable terms for the Registrant's product especially for the Registrant's slow moving inventory. Such sales allowed us to manage our working capital requirements and optimize our product mix during the high season. During 2005 the Registrant's sales to Exintra amounted to $398,489.

     - AGENT. During 2005, Exintra also acted as the agent of the Registrant based on the commission agreement (attached herewith as Exhibit A). Pursuant to the commission agreement, Exintra was entitled to 1% (one percent) commission of sales to customers introduced by Exintra. In addition to the above commission, Exintra was entitled to the reimbursement of certain expenses incurred by Exintra provided such expenses have been authorized by the Registrant. During 2005, Exintra's introductions generated $3,384,127 in sales for which Exintra's commission amounted to $35,427.

The disclosure has been revised accordingly in the amended 10-KSB filing.

4. Significant Agreements with Yun Chou have been included in the amended 10-KSB filing.

4 (a). The Sale Agreement and the Assignment Agreement relating to the disposition of Victoria Sibwood have been included in the amended 10-KSB filing.

Item 8A - Controls and Procedures
---------------------------------

5. Revised as per Exchange Act Rule 13a-15(e).

6. Revised accordingly.

Please do not hesitate to contact me on (212) 9730063 with any questions or comments.


Yours truly,


/s/
----------------------------
Albert Abdoulline
President

EXHIBIT A. COMMISSION AGREEMENT BETWEEN THE REGISTRANT'S WHOLLY OWNED SUBSIDIARY
                      VICTORIA LUMBER, LLC AND EXINTRA, LLC

                      CONTRACT OF COMMISSION AGENCY NO 32

Chelyabinsk                                                    27th of July 2004

     LLC "VICTORIA LUMBER", hereinafter referred to as "Principal", represented by the Director, Kislinskii V.P., acting on the grounds of the Charter, on the one part,

     LLC "EKSINTRA", hereinafter referred to as "Agent", represented by the Executive Director Terekhov D.V., acting on the grounds of the Charter, on the other part, have made the present Contract about the following:

                           1. SUBJECT OF THE CONTRACT

     1.1. The Agent is liable under the Commission of the Principal for a fee to conclude a Supply Contract with foreign buyers on his own behalf and at Principals' account under conditions negotiated by the Parties of the present Contract.

     1.2. Acting on his own behalf, the Agent concludes purchase and sale contracts with the third parties, hereinafter referred to as "Buyers".

     1.3. The contracts conditions, quantity, quality, minimum selling price and other provisions and Principal's instructions are given in Annexes being an integral part of the present Contract.

                             2. AGENT'S LIABILITIES

     Under  the  present  Contract  the  Agent  is  liable:

     2.1. To follow the Principal's instructions strictly and fulfill all accepted liabilities in good faith.

     2.2. To carry out necessary trading-marketing work independently, to find the Buyers for Principal's goods, to conduct all pre-contract preparations and conclude purchase and sale contract on his own behalf, in accordance with Principal's instructions.

     2.3. To bear liabilities for proper use of funds, comprising expenses and costs during execution of Principal's Commission.

     2.4. To accept the Principal's goods, meant for sale with all accompanying documentation and assume measures for warehousing at the Principal's expense.

     To  bear  responsibility  for  loss,  shortage  or  damage  of  kept goods.

     2.5. The Agent is obliged to sell goods at the price determined by the Principal. The Agent shall pay customs duty and bear other expenses, connected with transportation of goods and then the Principal shall reimburse all expenses to the Agent.

     2.6. In case the quality or documentation nonconformity of goods is disclosed, to inform immediately the Principal about discovered defects. The Agent shall give a notice to the Agent about coming quality examination within reasonable period.

     2.7. To execute the present Contract and Principal's commissions the Agent concludes contracts with the third parties on his own behalf, including goods declaration and freight forwarding. The Agent shall inform the Principal about current Custom brokers' fees, make payments to them for declaration and bear all customs payments and other fees at the Principal's expense.

     2.8. To submit the following documents to the Principal within 30 days upon goods dispatch:

  - a copy of Cargo Customs Declaration with all marks of customs authorities of goods export;

  -  a  copy  of  railway  bill  with  marks  of  customs  authorities;

  -  a  copy  of  invoice

     2.9. To transfer additional profit to the Principal in case the Agent concludes a contract under more profitable conditions than specified in Principal's Commission.

     2.10. To inform the Principal within 2 (days) in case of unforeseen circumstances preventing the conclusion of Contracts under the Principal's conditions.

     2.11. To submit the report, invoice for commissions, receipt for expenses with attached copies of confirming documents, a copy of the Contract concluded with the third Party, within five calendar days upon the execution of Commission. The Commission is considered fulfilled upon placing of money to the Principal's account in accordance with p. 5.1. of the present Contract.

     The report is considered accepted if the Principal has no objections as for commissions concerned within 5 calendar days upon the receipt of the report.

     2.12. To conclude the supply Contract with the foreign Buyer, considering reimbursement of railway tariff from the dispatch station to Naushki station, RF border to the Principal by the foreign Buyer.

                           3. PRINCIPAL'S LIABILITIES

     Under  the  present  Contract  the  Principal  is  liable:

     3.1. To guarantee the Agent that the goods under the present Contract are free from rights and claims of the third Parties.

     3.2. To guarantee the goods quality, being in strict correspondence to the specification, given in Annexes to the present Contract and determined by quality certificate for each lot of goods.

     3.3. To inform the Agent about the beginning and course of shipment at the dispatch station by a facsimile message.

     3.4. To inform the Agent about the number of shipped railcars, railway bills, quantity in each railcar and send facsimile copies of railway documents, specifications and quality certificates within 1 day upon the shipment.

     3.5. To pay railway tariff from dispatch station to station Naushki, the border of Russian Federation on conditions that foreign Buyer shall reimburse the expenses.

     3.6. To issue the disposal of goods order to the Agent 10 days prior to projected shipment date.

     3.7. To transfer the goods to the Agent under the conditions determined by the Principal's Commission. Shipment date to be considered stamp date in the railway receipt (railway bill) at the dispatch station.

     3.8. To load goods in accordance with "Shipping Rules", "Technical Conditions of Loading and Fastening" and other normative documents, applied for railway vehicles.

     3.9. In case the actual characteristics of goods do not correspond to characteristics guaranteed before and in case the Buyers refuse to accept the goods in this respect, the Principal shall reimburse all Agent's transportation and distribution expenses, including warehousing.

     3.10. On demand of the Agent the Principal is liable to submit the copies of the contracts with manufacturers for Customs Authorities.

     3.11. The Principal is liable to pay agent's commissions to the Agent in accordance with p. 4.1. of the present Contract.

                  4. COMMISSIONS AND COMPENSATION OF EXPENSES

     4.1. Upon the execution of the Commission the principal shall pay remuneration to the Agent at the rate of 1% contract value with foreign Buyer.

     4.2. The Principal shall reimburse the Agent all expenses, which may arise during execution of the Commission. The expenses shall be reimbursed only in case the Principal gave his consent to incur such expenses.

     4.3. Payment to be effected from the Principal's account upon the acceptance of the report submitted by the Agent. The reimbursement of expenses to be effected during final settlement or as agreed by the both Parties.

                              5. TERMS OF PAYMENT

     5.1. Currency returns under the contracts with Buyers, including advance payments, to be effected to the Agent's account. The Agent shall exchange currency earnings (advance payments) and transfer money to the Principal's account within three banking days upon the exchange. The Principal shall pay commissions to the Agent within three banking days upon the receipt of funds, in accordance with p. 4.1. and p. 5.2.

     5.2. All payments for goods, including Agent's commissions, according to Principal's Commission to be effected in ruble at the rate of USD CB RF, specified by Cargo Customs Declaration.

     5.3. The goods under the present Contract remains an object of property of the Principal till the moment of its transfer to the foreign Buyer.

                          6. THE PARTIES'S LIABILITIES

     6.1. In case of nonfulfillment or improper fulfillment of obligations under the present contract the responsible Party shall reimburse the losses to the other party.

                                    7. CLAIMS

     7.1. The claims as for the quantity and quality shall be based on certificates, issued at the unloading place by independent surveyors. The certificates confirming quality and quantity of the goods are obligatory for either of the Parties and may be the ground for negotiations.

     7.2. The party shall examine the claim and give an answer on the matter within 30 days upon the receiving of the claim. If on expiry of this period the party gives no answer on the matter, the claim shall be considered admitted.

     7.3. Claim submission period considered 15 (fifteen) days upon the receiving of Independent Examination Act.

                                8. FORCE -MAJEURE

     8.1. The parties are released from responsibility for partial or complete default of the obligations under the present contract if it was as a result of the direct consequence of action of force majeure, as provided by point 3
Article 401 Civil Code RF. Force majeure circumstances shall be confirmed by the Chamber of Commerce of the Russian Federation.

In case of force majeure the term of execution of the Contract shall be prolonged proportionally to the duration period of such circumstances.

     8.2. The Party unable to execute its obligations under the Contract shall in written form within 1 day inform the other party of the commencement and termination of the circumstances preventing performance of the Contract.

                                 9. ARBITRATION

     9.1. All disputes which can arise out or in connection with the present Contract shall be solved by means of mutual negotiations. In case a mutually acceptable decision cannot be reached, the dispute is referred to Arbitration Court of Chelyabinsk Region, in accordance with current legislation of RF.

                              10. OTHER PROVISIONS

     10.1. Contract period of validity is fixed from the moment of its subscription and to the 31st of December 2005. As for liabilities concerned, the Contract is valid till the complete fulfillment of all liabilities.

     10.2.  The  present  Contract  is  drawn  out  in  duplicate valid equally.

     10.3. All changes and alternations to the present contract are considered valid only if they are made in written form and signed by the both parties under the present Contract. Alterations and changes to the present Contract are considered valid if they are sent by fax or by telex, with further exchange of originals.

     10.4. After the Contract subscription all previous negotiations and correspondence between the Parties are considered invalid.

     10.5. The Parties shall act in accordance with the current legislation of RF in all situations not specified by the present Contract.

                    11. PARTIES ADDRESSES AND BANKING DETAILS

PRINCIPAL:
LLC "VICTORIA LUMBER"
454080, Chelyabinsk,
Vitebskaya 2-B, office 1-A

TIN 7453102525    745301001
o/a 40702810572020105497 in SB Branch No. 8597, Chelyabinsk
c/a 30101810700000000602
BIC 047501602


AGENT:
LLC "EKSINTRA"

Russia, Tomsk, Belinskogo Str. 54-49

TIN 7019029528/701701001
     12436547
     71100, 71200
o/a 40702810800040000019
in CB <<ROSPROMBANK>>
Tomsk Branch
c/a 30101810000000000781
BIC 046902781

T/FAX.  (3822) 555-078


SIGNATURES:

PRINCIPAL:

Director:

/S/  V.P. Kislinskii
--------------------
Viktor P. Kislinskii, Director

AGENT:

Executive  Director

/S/  D.V. Terekhov
------------------
D.V. Terekhov, Executive director